Exhibit 16.1

18 July 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements under the caption “Change in Registrant’s Certifying Accountant” of the current report on Form 6-K dated 18 July 2024, of Metals Acquisition Limited and are in agreement with the statements contained therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Chartered Accountants

Licensed Public Accountants